

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Xiaobo Shao
Chief Financial Officer
TCTM Kids IT Education Inc.
6/F, No. 1 Andingmenwai Street, Litchi Tower
Chaoyang District, Beijing 100011
People's Republic of China

       Re: TCTM Kids IT Education Inc.
             Annual Report on Form 20-F for Fiscal Year Ended December 31, 2023
             Filed April 19, 2024
             File No. 001-36363

Dear Xiaobo Shao:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services

cc: Haiping Li